SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES COURT OF APPEAL REJECTION OF  BAA'S  7th
 APPEAL AGAINST SALE OF STANSTED

CALLS FOR EARLY SALE TO PREVENT FURTHER BAA MISMANAGEMENT AS
STANSTED TRAFFIC FALLS BY 600,000 PAX IN H1

Ryanair, Europe's only ultra-low cost airline, today (26 July) welcomed the Court of Appeal rejection of the BAA monopoly's 7th appeal against the sale of London Stansted Airport, as recommended by the Competition Commission (in 2008).  Ryanair called for the early sale of Stansted, where the BAA has presided over declines of 600,000 passengers in the first half of 2012, while Heathrow and Gatwick grow.  This proves the BAA monopoly is damaging Stansted and harming consumers.

Ryanair dismissed the absurd comments of BAA CEO, Colin Matthews, who this week claimed that Stansted was "a barometer of UK consumer spending" and added "when the UK consumer is confident again, we'll see growth quicker there than anywhere else".  Ryanair called on Mr Matthews to explain why Heathrow and Gatwick are growing, while BAA Stansted is raising prices and declining.

BAA STANSTED TRAFFIC COLLAPSE COUNTINUES

	2011	2012	Decline
Jan	1.1m	1.0m	-7%
Feb	1.2m	1.1m	-5%
Mar	1.4m	1.3m	-5%
Apr	1.6m	1.5m	-5%
May	1.6m	1.5m	-5%
Jun	1.7m	1.6m	-3%
6 month total	8.6m	8m	-7%

Ryanair's Stephen McNamara said:

"Ryanair welcomes today's rejection by the Court of Appeal of the BAA's 7th appeal against the sale of Stansted, as first recommended by the UK Competition Commission back in 2008, over four years ago.

"It is now time for Colin Matthews and Ferrovial, the Spanish owners of the BAA, to stop delaying the sale of Stansted and instead get on with it.  Since 2008 the BAA have doubled prices and Stansted and seen traffic decline from 24m in 2007 to 18m in 2011.

These repeated BAA court appeals are nothing more than a blatant attempt to delay the sale while BAA and its Spanish owners, Ferrovial, fatten up its monopoly profits at the expense of airlines, passengers and British jobs.  This scamming by the BAA and Ferrovial must now end before even more traffic is lost at Stansted."

For further information
Please contact:           Stephen McNamara              Joe Carmody
                                       Ryanair Ltd                            Edelman
                                       Tel: +353-1-8121212          Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 July 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary